CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	September 30	December 31
(in thousands of Canadian dollars)	2009	2008
Assets

Current assets
Accounts receivable	64,443	100,513
Inventories	104,411	119,459
Other	4,353	9,529
	173,207	229,501

Property and equipment	11,000	9,528
Goodwill	20,570	20,570
Future income taxes (note 5)	1,684	1,186
Other	377	649
	206,838	261,434

Liabilities

Current liabilities
Bank operating loan	21,336	34,948
Accounts payable and accrued liabilities	42,088	83,258
Income taxes payable (note 5)	-	3,405
	63,424	121,611

Long term debt	290	500
	63,714	122,111

Shareholders Equity
Capital stock	22,826	22,498
Contributed surplus	17,523	18,835
Retained earnings	102,775	97,990
	143,124	139,323
	206,838	261,434

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended		Nine months ended

(in thousands of Canadian dollars except shares and per share amounts)	September 30	September 30	September 30	September 30
	2009	2008	2009	2008

Sales	94,149	149,256	344,014	386,233
Cost of sales	76,702	121,460	282,704	312,423
Gross profit	17,447	27,796	61,310	73,810

Other expenses
Selling, general and administrative expenses	17,017	18,534	49,658	52,144
Amortization	635	586	1,776	1,797
Interest expense	322	205	670	805
Foreign exchange (gain)/loss	(71)	119	(100)	109
	17,903	19,444	52,004	54,855

Income/(loss) before income taxes	(456)	8,352	9,306	18,955

Income tax expense (recovery) (note 5)
Current	(215)	2,548	2,850	6,131
Future	(451)	58	(382)	(155)
	(666)	2,606	2,468	5,976

Net income and comprehensive income	210	5,746	6,838	12,979

Net income per share (note 4(e))
Basic	0.01	0.31	0.38	0.71
Diluted	0.01	0.31	0.38	0.70

Weighted average number of shares outstanding (000's)
Basic	17,647	18,254	17,795	18,290
Diluted (note 4(e))	17,908	18,495	18,036	18,674

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of Canadian dollars)	2009	2008	2009	2008

Cash flows from operating activities
Net income for the period	210	5,746	6,838	12,979
Items not affecting cash -
Amortization	635	586	1,776	1,797
Gain on disposal of assets	-	-	(45)	-
Future income tax recovery	(451)	58	(382)	(155)
Stock based compensation expense	1,101	303	2,082	1,149
	1,495	6,693	10,269	15,770
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(7,325)	(17,008)	36,070	(12,020)
Inventories	13,766	(3,451)	25,280	14
Other current assets	(1,441)	(2,176)	6,277	(3,931)
Accounts payable and accrued liabilities	2,083	15,597	(43,323)	28,666
Income taxes payable	(305)	(925)	(4,495)	(793)
	8,273	(1,270)	30,078	27,706

Cash flows (used in)/ from financing activities
Decrease in bank operating loan	(3,941)	2,452	(13,621)	(24,158)
Issuance of capital stock	-	-	248	49
Purchase of capital stock through normal course issuer bid	(465)	-	(2,727)	-
Purchase of capital stock in trust for Share Unit Plans	-	(919)	(394)	(1,642)
	(4,406)	1,533	(16,494)	(25,751)

Cash flows (used in)/from investing activities
Purchase of property and equipment	(706)	(263)	(2,298)	(2,396)
Business acquisition (note 2)	(3,161)	-	(11,286)	441
	(3,867)	(263)	(13,584)	(1,955)

Change in cash and cash equivalents during the period	-	-	-	-

Cash and cash equivalents- Beginning and end of period	-	-	-	-

Cash paid during the period for:
Interest on bank operating loan	322	163	670	601
Income taxes	450	2,407	7,230	2,570

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2007	18,370	24,306		17,671		76,243		118,220

Stock based compensation expense	-	-		1,149		-		1,149
Stock options excercised	10	70		(20)		-		50
Share Units exercised	11	181		(181)		-		-
Purchase of shares in trust for Share Unit Plans	(200)	(1,643)		-		-		(1,643)
Net income	-	-		-		12,979		12,979
Balance - September 30, 2008	18,191	22,914		18,619	0	89,222		130,755

Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323
Stock based compensation expense	-	-		1,270		-		1,270
Modification of Stock Option plan (Note 4(a))	-	-		(1,329)		-		(1,329)
Normal Course Issuer Bid	(532)	(693)		-		(2,053)		(2,746)
Stock options exercised	57	248		(86)		-		162
Share Units exercised	64	1,167		(1,167)		-		-
Purchase of shares in trust for Share Unit Plans	(75)	(394)		-		-		(394)
Net income	-	-		-		6,838		6,838
Balance - September 30, 2009	17,608	22,826	-	17,523	-	102,775	-	143,124

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of section 3064, as detailed below.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2008, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Effective January 1, 2009, the Company adopted CICA section 3064 – Goodwill and Intangible Assets.  The standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The adoption of this standard has had no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when drilling activity is at its highest levels. They then decline through the second quarter, rising again in the third and fourth quarters when preparation for the new drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Combinations

On June 1st 2009, the Company acquired a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after post closing adjustments of $0.7 million related principally to inventory.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition date and allocated the consideration paid as follows:

As at September 30, 2009	$'000

Cash consideration paid	11,286

Net assets acquired:
Inventory	10,462
Property, plant and equipment	824

11,286

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory obsolescence expense was recognized in the three and nine month period ending September 30, 2009 of $105,000 and $1,050,000 respectively (2008 - $25,000 recovery and $301,000 expense). As at September 30, 2009 and December 31, 2008 the Company had recorded inventory valuation reserves of $6.5 million and $2.8 million respectively. The year over year increase in the reserve resulting from normal business was augmented by a $2.9 million increase in the reserve as a result of the acquisition detailed in note 2.

Note 4 – Share Data

At September 30, 2009, the Company had 17.6 million common shares, 1.2 million stock options and 0.5 million share units outstanding.

a) Stock options

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Option activity for each of the nine month periods ended September 30 was as follows:

000's	2009	2008

Outstanding at January 1	1,294	1,262
Granted	-	75
Exercised	(57)	(10)
Forfeited	(37)	(1)
Outstanding at September 30	1,200	1,326

Exercisable at September 30	770	667

There were no options granted during the three and nine month periods ended September 30, 2009. A total of 75,588 stock options were granted at a weighted average strike price of $6.26 in the nine month period ended September 30, 2008 for a fair value of $274,000. The fair value of the options granted was estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

2008
Dividend yield	Nil
Risk-free interest rate	3.88%
Expected life	5 years
Expected volatility	50%

During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. At September 30, 2009, the Company’s accrued stock option liability was $2,143,000 representing an $814,000 increase in compensation expense during the quarter over the equity obligation of $1,329,000 previously recorded to shareholders equity (contributed surplus) using the Black-Scholes valuation model.

Total stock option compensation expense recorded in the three and nine month periods ended September 30, 2009 was $996,000 (2008 - $170,000) and $1,351,000 (2008- $520,000), respectively and is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

b) Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), where by RSU’s, PSU’s and DSU’s are granted entitling the participant, at the Company’s option, to receive either a common share or cash equivalent value in exchange for a vested unit.  For the PSU plan the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant.  The multiplier within the plan ranges from 0% - 200% dependant on performance.  The vesting period for RSU’s and PSU’s is three years from the grant date. DSU’s vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus. For PSU grants, the compensation expense is based on the estimated RONA performance for the year ended December 31, 2009.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. Share Unit Plan activity for the nine month periods ended September 30 was as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

000's	2009			Total	2008			Total
	RSU	PSU	DSU		RSU	PSU	DSU
Outstanding at January 1	161	-	70	231	178	-	37	215
Granted	172	161	28	361	1	-	33	34
Exercised	(64)	-	-	(64)	(11)	-	-	(11)
Forfeited	(4)	(5)	-	(9)	-	-	-	-
Outstanding at September 30	265	156	98	519	168	-	70	238

Exercisable at September 30	75	-	98	173	80	-	70	150

Share Unit Plan compensation expense recorded in the three and nine month periods ended September 30, 2009 were $105,000 (2008- $133,000) and $733,000 (2008- $629,000) respectively.

c) The Company purchases its common shares on the open market to satisfy Share Unit Plan obligations through an independent trust.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and nine month periods ended September 30, 2009, nil and 75,000 common shares were acquired, respectively, by the trust (2008 – 100,095 and 200,095) at a cost of nil for the three month period (2008- $922,000) and $394,000 for the nine month period (2008 - $1,643,000).

d) Normal Course Issuer Bid (“NCIB”)

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares. During the third quarter, the Company purchased 75,739 shares at a cost of $465,000 and since the inception of the NCIB, the Company had purchased 530,587 shares at a cost of $2,727,000.

e) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Weighted average common shares outstanding- basic	17,647	18,254	17,795	18,290
Effect of Stock options and Share Unit Plans	261	241	241	384
Weighted average common shares outstanding- diluted	17,908	18,495	18,036	18,674

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Nine Months Ended
	September 30				September 30
	2009	%	2008	%	2009	%	2008	%

Income before income taxes	(456)		8,352		9,306		18,955
Income taxes calculated at expected rates	(134)	(2,938.6)	2,498	29.9	2,735	29.4	5,670	29.9
Non-deductible items	31	6.8	76	0.9	91	1.0	180	0.9
Capital taxes	16	3.5	13	0.2	45	0.5	35	0.2
Share based compensation	(324)	(71.1)	46	0.6	(324)	(3.5)	139	0.7
Adjustments on filing returns & other	(255)	(55.9)	(27)	(0.3)	(79)	(0.8)	(48)	(0.3)
	(666)	(146.1)	2,606	31.2	2,468	26.5	5,976	31.5

As at September 30, 2009 included in other current assets are income taxes receivable of $975,000 (December 31 2008 – $3,405,000 payable).

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

As at	September 30	December 31
	2009	2008
Assets
Property and equipment	836	855
Share based compensation	1,123	289
Other	99	395
	2,058	1,539
Liabilities
Goodwill and other	374	353
Net future income tax asset	1,684	1,186

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company’s primary source of capital is its shareholders equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2010.

The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average guaranteed debt to 3.0 times trailing 12 month earnings before interest, amortization and taxes. As at September 30, 2009, this ratio was 1.1 times (December 31, 2008 – 0.7 times) and the maximum amount available to be borrowed under the facility was $60 million. In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at September 30, 2009.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases. The fair values of these financial instruments, excluding the bank operating loan, long term debt and obligations under capital leases, approximate their carrying amounts due to their short- term maturity. At September 30, 2009, the fair value of the bank operating loan and obligations under capital leases approximated their carrying values due to their floating interest rate nature and short term maturity.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the nine month period ended September 30, 2009 and twelve months ended December 31, 2008 and the allowance for credit losses for the same period deducted from accounts receivables as at September 30 was as follows:

As at	September 30	December 31
	2009	2008
Opening balance	2,776	1,454
Increase during period	310	2,306
Write-offs	(425)	(984)
Closing balance	2,661	2,776

Trade receivables outstanding greater than 90 days were 8% of total trade receivables as at September 30, 2009 (2008 – 9%).

c)

Market Risk

The Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at September 30, 2009, the Company had contracted to purchase US$4.9 million at a fixed exchange rate with terms not exceeding three months. The fair market value of the contract was nominal.

Note 8 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

	September 30 2009	September 30 2008
Cost of sales for the three months ended	1,491	2,570

Cost of sales for the nine months ended	4,773	7,938

Inventory	3,712	4,849

Accounts payable and accrued liabilities	538	535

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three and nine month period ended September 30, 2009, these costs totaled $157,000 and $550,000 respectively (2008: $40,000 and $97,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its network of 50 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction